Exhibit 99.7

DOMESTIC MARKET SUSTAINS PERDIGÃO’S PERFORMANCE IN 2006

Results reflect impacts of international trading conditions
Weaker export markets adversely affected Perdigão’s 2006 financial statements. This was largely the result of a reduction in the demand for chicken meats — due to the spread of avian influenza outbreaks — and the Russian trade ban on imports of pork meat following cases of foot and mouth disease in Brazil. Company earnings were also impacted by a 10% appreciation in the Real against the US dollar.
In the light of these unfavorable conditions on the international front, the Company increased its business in the domestic market through the continued diversification of the product mix with the emphasis on high value-added products. The greater focus on domestic business improved employment rates and mass of real wages levels and the Company’s start in the dairy-processed product market were reflected in an increase of 20.1% in gross sales to the domestic market, surpassing the R$ 3.6 billion revenues.

On the other hand, exports dipped 13.3% in revenue terms, posting R$ 2.5 billion for the year. With the good performance in domestic market sales, gross sales reached R$ 6.1 billion, a 4% improvement over fiscal year 2005.

The Company reported gross profits of R$ 1.3 billion, a year-on-year decline of 7.9%, the consequence of the unfavorable business conditions for the industry, particularly in the first six months of 2006. EBITDA was down 46.9% for the period.

However, the pace of capital investments was not affected. Perdigão maintained unaltered its projects for expanding capacity and sustaining continued growth and enhanced competitiveness based on a better operating-logistics structure for capturing new customers and markets. During 2006, the Company invested R$ 637 million (including the acquisitions of Batávia and Fruitier), 127% higher than in 2005.

A substantial part of the total — R$ 130.7 million — was allocated to the new Mineiros agroindustrial complex in the state of Goiás, to be inaugurated on March 20 2007 and to be used for poultry slaughter and processing (chicken, turkey and Chester®). A further R$ 184 million were spent on expanding the capacity of the industrial units at Rio Verde (GO), Nova

Mutum (MT) and Capinzal (SC). Projects for upgrading productivity were also implemented at other units and distribution centers.

FIGURES FOR 2006
	R$ million
	2006	2005	% Change
Gross Sales	6,106.0	5,873.3	4.0
Domestic Market	3,644.5	3,035.8	20.1
Exports	2,461.4	2,837.5	(13.3)
Net Sales	5,209.8	5,145.2	1.3
Gross Profit	1,344.1	1,459.3	(7.9)
EBIT	191.4	547.2	(65.0)
Net Income	117.3	361.0	(67.5)
EBITDA	331.2	623.6	(46.9)
Capex	636.9	280.0	127.0
Earnings per share R$*	0.71	2.70	(73.8)

* Consolidated Earnings per Share (in R$), excluding treasury shares. The number of shares of the 4th quarter 2005 used in this calculation was adjusted to reflect the April 2006 stock split.
DOMESTIC MARKET

In 2006, the meats business registered an increase of 8% in sales and 12.4% in sales volumes compared with the preceding year. With a weaker international market resulting in the redirection of some production volumes to the domestic market, in natura items reported a good performance, growing 53.1% in volumes and 30.8% in sales.

Average meat prices reported a fall of 4.5% for the year due to oversupply of commodities in the domestic market. The average cost also fell about 5% in spite of an increase in grain prices (corn and soybeans), principally in the final months of 2006.

Sales of dairy-processed products totaled R$ 446.8 million, representing 12.3% of total domestic market sales revenue. Total volumes for the year amounted to 162 thousand tons.

Perdigão ended 2006 with a strong 40.7% market share in ready-to-eat dishes. In other business activities, market share for the period was as follows: frozen pizzas – 38.1%, frozen meats – 36.1%, specialty meats – 24.9% and dairy-processed products – 14.5%.

EXPORTS

Besides international restrictions on poultry consumption, the Russian trade ban on pork meats and the appreciation of the Real against the US dollar, other aspects also served to undermine company performance in overseas markets. These included reduced imports of specialty products by some Latin American countries and the delay in reestablishing normal import flows by some countries such as Japan.

Perdigão exported 695.5 thousand tons of meat, a volume practically flat in relation to 2005 (0.7% higher). Export revenues were down due to declines in natura and elaborated/processed products of 14.5% and 8.2% respectively.

Average prices in Reais during the year were 13.7% lower than in 2005, in spite of the significant second half improvement. The fall of 7.3% in average costs helped to reduce the impact of adverse international conditions on export revenues.

STOCK MARKET

The Company’s shares and ADRs reported a better performance than the leading Bovespa (São Paulo Stock Exchange) and Dow Jones stock indexes in the final quarter. This reflected Perdigão’s improved trading performance and the corporate governance policy implemented during the period.

Share trading volume grew 103% for the year and 61.4% in the final quarter. Trading volume in the Company’s securities led sector operations on the Bovespa, representing 50.9% of total transactions for the food industry.

HIGHLIGHTS OF THE YEAR

The acquisition of Batávia in May 2006 was a strategic move and instrumental in expanding Perdigão’s activities and diversifying the supply of animal-based protein products without increasing the concentration on the meats business. Existing synergies between the two operations were also viewed as important factors for increasing Batávia’s competitiveness.

The year also saw Perdigão’s entry in Bovespa’s New Market (Novo Mercado). The New Market listing guarantees equal rights to shareholders as well as offering still higher standards of transparency to corporate operations. In so doing, it bolsters the Company’s capacity for tapping the markets for additional funding and for investing in expansion.

The public offering of shares worth R$ 800 million was one more important milestone in the Company’s development in 2006. The resources raised are being used for investments in Perdigão’s growth, strategic acquisitions and for reinforcing working capital.

4th QUARTER 2006 - PERFORMANCE IMPROVES IN THE LAST QUARTER

Numbers show recovery in the international market

Perdigão’s fourth quarter 2006 gross sales rose 22.4% in relation to the same period in 2005. Factors helping this performance were stronger domestic market turnover, with the traditional spike in sales at the end of the year, the incorporation of the dairy-processed product business, the recovery in consumption and increased demand from the main importing markets.

Gross profits reached R$ 492.5 million, a year-on-year increase of 24.3%. EBITDA was R$ 163.7 million, the same level in absolute terms compared with the final quarter of 2005.

Domestic market sales amounted to R$ 1.2 billion, 34.3% up on the same period in 2005, driven by sales of elaborated/processed meats, dairy-processed products and others.

Exports recorded a 7.2% growth in the quarter, reaching a total of R$ 734.6 million. Sales of meats totaled 195.8 thousand tons, corresponding to a growth of 13.3%. Volumes of in natura products increased 15%, on the back of sales of poultry/beef cuts.

Business reported a gradual recovery in the fourth quarter, with domestic market sales particularly buoyant and exports restoring equilibrium to the supply/demand equation. This translated into a notable recovery to 8.6% in operating margin for the period compared with 3.5% in the third quarter.

4TH QUARTER FIGURES
	R$ million
	4Q06	4Q05	% Change
Gross Sales	1,908.0	1,558.6	22.4
Domestic Market	1,173.4	873.6	34.3
Exports	734.6	685.0	7.2
Net Sales	1,612.8	1,343.3	20.1
Gross Profit	492.5	396.3	24.3
EBIT	138.2	146.4	(5.6)
Net Income	111.7	109.1	2.4
EBITDA	163.7	163.8	—
Capex	129.0	107.1	20.5
Earnings per share R$*	0.67	0.82	(17.4)

*                 Consolidated Earnings per Share (in R$), excluding treasury shares. The numbers of shares of the 4th quarter 2005 used in this calculation was adjusted to reflect the April 2006 stock split.

São Paulo, February 26, 2007

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.